Via EDGAR

May 11, 2018

Cecilia Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Cummins, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 14, 2018
File No. 1-4949

Dear Ms. Blye:

On behalf of Cummins Inc., an Indiana corporation (the "Company" or "Cummins"), please find below the Company's responses to the comments of the U.S. Securities and Exchange Commission (the "Commission") as set forth in your comment letter of April 17, 2018. As requested, we are providing information relating to the Company's contacts with the designated countries since July 29, 2015 (the "Response Period").

For your convenience, the numbers of the responses set forth below correspond to the numbers in your comment letter and we have identified your numbered comments in bold italics followed by the Company's responses.

Company Background
The Company designs, manufactures, distributes and services diesel and natural gas engines, electric power generation systems and engine-related component products, including filtration and exhaust aftertreatment, fuel systems, controls and air handling systems. Cummins sells its products to Original Equipment Manufacturers ("OEMs"), distributors and other customers worldwide. Cummins serves customers through a network of approximately 500 company-owned and independent distributor locations and approximately 7,500 dealer locations in more than 190 countries and territories. The Company also does business through foreign subsidiaries and joint venture partnerships.

The Company complies with all applicable U.S. economic sanctions and export control laws, including the executive orders and regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), the Export Administration Regulations administered by the U.S. Commerce Department's Bureau of Industry and Security ("BIS"), and the International Traffic in Arms Regulations administered by U.S. Department of State's Directorate of Defense Trade Controls. As the Commission knows, these laws generally prohibit U.S. person involvement in commercial and financial transactions involving sanctioned countries and parties, and also restrict the export, sale, or transfer of certain products or services with greater than de minimis U.S. content to prohibited end-designations and end-users.

To implement compliance with these laws, Cummins maintains an export control policy and compliance program. Among other things, the Company's policy requires the Cummins Legal Function to review any transactions destined for sanctioned or restricted countries.  The Company also screens customers for restricted countries or parties.

The combination of these legal restrictions, the Company's policy, and the Company's compliance program means that any sales to sanctioned countries or other restricted parties are limited, authorized by the U.S. Government and, as discussed below, not material. It should be noted, however, that the Company typically sells its products to large, multinational OEMs that incorporate these products into their own vehicles and power generators.  This means that it is possible for Cummins' products to be integrated into third-party products that may be sold in sanctioned or restricted countries without the knowledge of Cummins.

1.
In your letter to us dated July 29, 2015, you discussed contacts with Syria and Sudan, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls.  You do not provide disclosure about Syria or Sudan in your Form 10-K.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2015 letter, whether through subsidiaries, affiliates, customers, joint ventures, or other direct or indirect arrangements.  In this regard, we note that your customers Daimler, Volvo and Kamaz reportedly sell vehicles in Syria and Sudan.

The Company does not have any employees or facilities in Syria or Sudan. The Company does not consider its contacts with these countries, either individually or in the aggregate, to be material for purposes of the Commission's disclosure requirements.  We discuss each country in greater detail below.

Syria
Cummins complies strictly with the applicable export control laws and economic sanctions related to Syria. As such, the sales of Cummins products in Syria are negligible. In March 2017, there was one instance where the Company produced alternators in Romania valued at €60,000.00 (approximately $ 63,450.00) and exported them to support the United Nations mission in Syria.  This transaction was authorized under the applicable economic sanctions and export control laws, and was reviewed and approved by the Company pursuant to its own compliance policy.  There have been no other contacts with Syria during the Response Period.

Sudan
Cummins complies strictly with the applicable export control laws related to Sudan. As of October 2017, OFAC lifted the comprehensive economic sanctions program that previously limited the engagement of U.S.-based companies with Sudan and most Sudanese parties. This change in the applicable law resulted in an incremental increase in transactions by the Company related to Sudan. Although the U.S. State Department's designation of Sudan as a State Sponsor of Terrorism and certain export and re-export licensing requirements remain in force, the Cummins Legal Function carefully reviewed Sudan-related transactions to ensure that these activities complied with all applicable U.S. law and with the Company's own policy.

Sales of Cummins products to Sudan are negligible.   During the Response Period we identified three transactions with an end destination of Sudan for a total of approximately $160,000.

As explained above, each transaction was reviewed in accordance with Company policy and found to be in compliance with all applicable economic sanctions and export control laws.

2.
Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision.  Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period.  Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors of terrorism.

Combined Company sales to Syria and Sudan constituted approximately 0.0004% of the Company's sales during the Response Period. Cummins does not consider this amount of business to be material to a reasonable investor.

Additionally, Cummins does not believe that its limited business contacts with these countries would be an issue of concern to a reasonable investor when making investment decisions. Cummins devotes significant resources to ensure that all employees are aware of the Company's expectations with respect to ethical business practices, and that all sales comply with applicable U.S. economic sanctions and export control laws. Cummins believes that the Company's policy and demonstrated commitment to compliance with applicable law would reassure the reasonable investor about its sales, limit the prospects of any reputational harm, and mitigate the potential negative impact on share value.

United States Securities and Exchange Commission
  Division of Corporation Finance
May 11, 2018

The Company is familiar with the concerns expressed by members of the investment community regarding business with sanctioned and other restricted countries, and has discussed these concerns with investors on the occasions when they are raised. The Company will continue to do so.

3.
We located a 2016 report that the Wanshan Special Vehicle Company series of WS51200 vehicles in North Korea carry and erect missiles, and are powered by a Cummins K19 engine built by the Chongqing Cummins joint venture. The report states that the vehicles originally may have been sold to North Korea for civilian purposes. North Korea is designated by the State Department as a state sponsor of terrorism. Please provide the same information requested in the above comment about any direct or indirect contacts with North Korea. Also, address the potential for reputational harm from Cummins' engines being used in North Korea for military purposes.

Cummins Export Control Policy and applicable U.S. law economic sanctions and export control laws strictly prohibit the company, its employees, and controlled entities from engaging in any commercial or financial transactions in North Korea or with North Korean parties.  We are not aware of any direct or indirect business contacts with North Korea by Cummins or any of its controlled entities during the Response Period.  Cummins maintains policies, procedures, and internal controls designed to identify and prevent such transactions before they occur. Like the Syria and Sudan policies described in our response to the question above, these measures are an integral part of Cummins' comprehensive, risk-based approach to international trade compliance and reflect our company's commitment to adherence with all applicable U.S. laws.

Cummins is familiar with past media reports indicating that North Korea may have obtained certain Chinese-origin vehicles containing Cummins engines.  In 2012, Cummins retained outside legal counsel to conduct an independent internal investigation into the facts appearing in these media reports.  That internal investigation found that Cummins sold several K19 engines to a commercial customer in China for exclusively civilian applications.  There was also no evidence demonstrating that any Cummins products were installed in Chinese vehicles intended for re-export to North Korea.  To the extent that there was any information regarding potential export diversion, it appears in media reports speculating that the Chinese company that originally purchased these Chinese-origin commercial vehicles may have sold them to North Korea in an unrelated transaction at a later date.

Cummins subsequently filed a self-disclosure with BIS reporting these findings.  Cummins cooperated fully with the U.S. Department of Commerce and other U.S. Government agencies in this matter, including by providing them with all relevant information and documentation concerning this matter.  There have been no further inquiries from BIS or other federal enforcement agencies regarding these issues, and the statute of limitations period on any potential economic sanctions or export control enforcement actions has now expired. Against this backdrop, we do not believe that there is any risk of reputational or other potential harm to Cummins resulting from this 2012 inquiry that would be relevant to our investors during the Response Period.

Thank you for the opportunity to respond to the Commission's comments and the Commission's assistance with the Company's compliance with applicable disclosure requirements. If the Commission has any questions or comments regarding our responses, please contact me at 317.610.4173.

Sincerely,

/s/ Sharon Barner

Sharon Barner
Vice President and General Counsel